Exhibit 99.1

NICE Showcases Strategies for Mastering a New World of Extraordinary Experiences for Customers and Employees

New 'Experience Transformation' webinar series empowers organizations to improve loyalty, hyper-personalize and boost brand differentiation

Hoboken, N.J., February 3, 2020 – NICE (Nasdaq: NICE) today announced a new set of webinars to help organizations master Experience Transformation and create extraordinary customer and employee experiences for their business. The webinar series is packed with insights and best practices for increasing engagement and loyalty amongst customers and the workforce using analytics, automation, cloud, and workforce management. Attendees will benefit from strategies that can be swiftly implemented to hyper-personalize service, increase efficiency by accelerating the use of digital assistants, comprehensively address compliance and boost customer experiences via agent engagement.

Featured customers and NICE experts will present an array of online events, including the following key webinars:

•February 6, 2020: "Using Journey Analytics to Predict Churn" by Matt Reading, VP, Customer Journey Solutions, and Troy Surdick, Manager, Product Management, NICE Nexidia.
•February 12, 2020: "3 Ways Agent Experience is Boosting Customer Experience" by Lori Bocklund, Founder and President, Strategic Contact, and Chris Bauserman, Vice President of Product Marketing, NICE inContact.
•February 13, 2020: Paul Chance, Sr. Product Marketing Manager, NICE, will discuss "10 WFM Best Practices to Help Run Your Contact Centers.”
•February 27, 2020: Kristie O’Donnell, Director of Solution Architecture, and Michele Carlson, Sr. Product Marketing Manager, NICE, will share "How Predictive Behavioral Routing Connects Customers with Hyper-Personalized Experiences."
•March 3, 2020: "The New Age of AI Data-Modeling in Quality Management." by Lauren Maschio, Sr. Product Marketing Manager, and Abby Monaco, Sr. Product Marketing Manager, NICE Nexidia.
•February 20, 2020: "Attended Automation: A True Digital Transformation and Beyond" by Wayne Butterfield, Director, EMEA Practice Lead - AI & Cognitive Automation & Innovation, ISG, and Omer Fuchs, Head of Business Development and Strategy, NICE Advanced Process Automation Solutions
•March 26, 2020: Best Practices for Recording in the Contact Center " by Todd Gould, Business Analyst, Fiserv, NICE User Group Board Member, and Pearl Lieberman, Head of Product Marketing, Multi-Channel Recording, NICE.
Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE, said, "Customer experience is the definitive factor for brand differentiation and loyalty. Our Experience Transformation webinars provide innovation-driven insights to help organizations differentiate with service. Attendees can swiftly implement the advanced best practices presented in these webinars, spanning analytics, automation, workforce management and cloud, driving value for customers, employees and businesses alike."
About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.